Leucadia National Corporation
520 Madison Avenue
New York, New York 10022

VIA EDGAR

July 21, 2016

Mr. Justin Dobbie
Legal Branch Chief
Division of Corporation Finance
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re: Leucadia National Corporation
Form 10-K for Fiscal Year Ended December 31, 2015
Filed February 19, 2016
File No. 001-05721

Dear Mr. Dobbie,

We write in response to your July 8, 2016 letter to our CEO, Richard Handler. For your convenience, we have repeated the Staff’s comments prior to our response.

General

1.	Please provide a detailed legal and factual analysis of whether the company is an “investment company” as defined in Section 3 of the Investment Company Act of 1940. We note that a high percentage of your assets are comprised of financial instruments owned, investments in managed funds, securities borrowed, and securities purchased under agreements to resell. We further note that there have been substantial changes to the company’s business since we last asked the company for an analysis of its status under the Investment Company Act.

Response:

Leucadia National Corporation (“Leucadia” or the “Company”) is not an “investment company” within the meaning of Section 3 of the Investment Company Act of 1940, as amended (the “Act”). Section 3 of the Act provides two definitions of “investment company” that could potentially relate to Leucadia. Section 3(a)(1)(A), a subjective test, applies to those issuers that intend to be investment companies and that are, or hold themselves out as being, primarily engaged in the business of investing in securities. This definition does not apply to Leucadia because Leucadia is not and does not hold itself out as primarily engaged in the business of investing in securities. Leucadia is and has historically and consistently described itself in public filings as a diversified holding company engaged in various businesses. As set forth in Leucadia’s Form 10-K for the year ended December 31, 2015 (“2015 10-K”), Leucadia describes itself as “a diversified holding company focused on return on investment and long-term value creation to maximize shareholder value.” Additionally, in its 2015 10-K, Leucadia states that it will “continuously review acquisitions of businesses, securities and assets that have the potential for significant long-term value creation, invest in a broad array of businesses, and evaluate the retention and disposition of our existing operations and holdings.” This strategy of acquiring and operating businesses has been followed by Leucadia for over three decades. Although the businesses owned and operated over those years have varied as to size and industry, Leucadia has purchased businesses to engage in, and profit from, the operation of those businesses.

In determining whether an issuer is engaged primarily in investing in securities, the SEC generally has analyzed the company using the five factor test enunciated in Tonopah Mining Company of Nevada (26 S.E.C. 426 (1947)). The five factors are: (i) the company’s historical development, (ii) its public representations of policy, (iii) the activities of its officers and directors, (iv) the nature of its present assets and (v) the sources of its present income. Looking at these factors, Leucadia clearly is not primarily engaged in investing in securities. As discussed above, its historical development and public representations of policy illustrate that Leucadia is primarily engaged in the business of acquiring and operating a diversified array of non-investment company businesses, and its management spends the vast majority of its time overseeing and executing this strategy (i.e., not engaging in short-term securities trading). As discussed below, a large majority of Leucadia’s assets are attributable to wholly- and majority-owned subsidiaries engaged in non-investment company businesses, and typically the majority of Leucadia’s income is derived from such businesses.

The second definition of “investment company” potentially applicable to Leucadia, Section 3(a)(1)(C), is an objective test and applies to any issuer that is engaged in the business of investing, reinvesting, owning, holding or trading securities, and owns or proposes to acquire “investment securities” having a value in excess of 40% of the issuer’s total assets (exclusive of Government securities and cash items) on an unconsolidated basis. For purposes of that definition, the term “investment securities” exempts majority-owned subsidiaries of the issuer that are not themselves investment companies. Under that analysis, our assets are dominated by wholly-owned and majority-owned subsidiaries (as defined in the Act) that are not themselves investment companies. Our wholly-owned subsidiaries include Jefferies Group, Vitesse Energy, Juneau Energy, Foursight Capital, Conwed Plastics, Idaho Timber and other subsidiaries engaged in real estate operations. Our majority-owned subsidiaries include National Beef, Berkadia, Garcadia and Chrome Capital. As of December 31, 2015, no more than 25% of Leucadia’s total unconsolidated assets (exclusive of Government securities and cash items) consisted of “investment securities” (excluding intercompany balances with wholly-owned and majority-owned subsidiaries).

Leucadia acquired Jefferies Group, a global full-service, integrated securities and investment banking firm, in 2013. As of December 31, 2015, approximately 84% of the financial instruments owned, investments in managed funds, securities borrowed and securities purchased under agreements to resell held by Leucadia and its consolidated subsidiaries are held by wholly-owned subsidiaries of Jefferies Group that are broker-dealers and swap dealers exempted from the definition of “investment company” by Section 3(c)(2) of the Act.

Approximately 75% of the total assets (exclusive of Government securities and cash items) of Jefferies Group on an unconsolidated basis are attributable to its ownership of broker-dealer and swap dealer subsidiaries (excluding intercompany balances with wholly-owned and majority-owned subsidiaries). Therefore, Jefferies Group is not an “investment company” within the meaning of Section 3 of the Act because it (i) is not, does not hold itself out as, and does not propose to be, engaged primarily in the business of investing, reinvesting or trading securities and (ii) does not own or propose to acquire investment securities having a value exceeding 40% of the value of its total assets (exclusive of Government securities and cash items) on an unconsolidated basis. As of December 31, 2015, Jefferies Group made up approximately 46% of Leucadia’s total unconsolidated assets (exclusive of Government securities and cash items).

Finally, we note that even an issuer that otherwise falls within the definition of “investment company” in Section 3(a)(1)(C) nonetheless is exempted from that definition by Section 3(b)(1) of the Act if it is primarily engaged, directly or through a wholly-owned subsidiary or subsidiaries, in a business or businesses other than that of investing, reinvesting, owning, holding, or trading in securities. See e.g., SEC v. National Presto Ind., Inc., 486 F.3d 305, 312-315 (7th Cir. 2007). The determination of a company’s primary business under Section 3(b)(1) is generally made by application of the same five factor test discussed above (Id. at 313). As discussed above, applying that test to Leucadia demonstrates that Leucadia is primarily engaged in the business of its subsidiary companies as evidenced by its historical development, its public representations about its business, the day-to-day activities of its officers and directors, the sources of its income and the nature of its assets.

As requested, we acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions or desire any additional information please contact the undersigned at 212-460-1932.

Very truly yours,

/s/Teresa S. Gendron

Teresa S. Gendron
Vice President and Chief Financial Officer

cc:
Richard B. Handler – Chief Executive Officer
Michael J. Sharp – Executive Vice President & General Counsel
John Dana Brown
Julie Griffith